Volaris announces shareholder resolutions adopted during
general ordinary and general extraordinary meetings

Mexico City, Mexico. September 4, 2026 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces the resolutions adopted by its shareholders during the general ordinary and general extraordinary shareholders’ meetings held on September 3, 2026.

The Company’s shareholders authorized all of the items on the agenda presented during the meetings.

A courtesy English translation summarizing the resolutions adopted is attached as an exhibit.

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 250 and its fleet from 4 to 156 aircraft. Volaris offers around 600 daily flight segments on routes that connect 46 cities in Mexico and 38 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.